Exhibit 99.3

PERDIGÃO S.A. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

BRAZILIAN GAAP

As of and for the three-month periods ended March 31, 2009 and 2008

PERDIGÃO S.A. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED BALANCE SHEETS

As of March 31, 2009 and December 31, 2008

 (In thousands of Brazilian reais)

ASSETS

	March 31, 2009	December 31, 2008
Current assets:
Cash and cash equivalents	1,070,409	1,233,455
Marketable securities	732,757	742,549
Trade accounts receivable, net	1,315,340	1,378,046
Inventories	1,604,062	1,688,995
Recoverable taxes	598,544	576,337
Deferred income tax	10,555	127,262
Other assets	327,323	238,499
	5,658,990	5,985,143
Non-current assets:
Marketable securities	—	155
Trade accounts receivable, net	10,257	11,578
Recoverable taxes	164,081	147,490
Deferred income tax	335,488	323,399
Judicial deposits	26,116	23,313
Notes receivable	55,884	54,889
Other assets	33,400	36,310
	625,226	597,134
Permanent assets:
Investments	1,028	1,028
Property, plant and equipment	2,899,278	2,918,458
Intangibles	1,544,685	1,545,732
Pre-operating and reorganization expenses and software development	163,592	172,052
	4,608,583	4,637,270
	5,233,809	5,234,404

Total assets	10,892,799	11,219,547

See the accompanying notes to the unaudited consolidated financial statements.

PERDIGÃO S.A. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED BALANCE SHEETS

As of March 31, 2009 and December 31, 2008

 (In thousands of Brazilian reais)

LIABILITIES AND SHAREHOLDERS’ EQUITY

	March 31, 2009	December 31, 2008
Current liabilities:
Short-term debt	1,803,780	1,646,406
Trade accounts payable	1,018,250	1,083,385
Payroll and related charges	178,966	173,181
Taxes and social charges	38,658	66,578
Dividends and interest on shareholders’ equity	386	23,327
Management and employees profit sharing	—	17,893
Other liabilities	81,923	70,090
	3,121,963	3,080,860
Non-current liabilities:
Long-term debt	3,601,815	3,719,692
Taxes and social charges	11,678	20,056
Deferred income tax	63,973	68,957
Provision for contingencies	187,327	186,362
Other liabilities	26,131	32,306
	3,890,924	4,027,373
Non-controlling shareholders	819	696
	3,891,743	4,028,069

Shareholders’ equity:
Capital	3,445,043	3,445,043
Profit reserves	704,519	704,519
Treasury shares	(815)	(815)
Equity valuation adjustments	(43,688)	(38,129)
Accumulated losses	(225,966)	—
	3,879,093	4,110,618

Total liabilities and shareholders’ equity	10,892,799	11,219,547

See the accompanying notes to the unaudited consolidated financial statements.

PERDIGÃO S.A. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

For three months ended March 31, 2009 and 2008 (Unaudited)

(In thousands of Brazilian reais, except per share data)

	March 31, 2009	March 31, 2008
Gross sales:
Domestic sales	1,887,152	1,742,694
Export sales	1,148,311	1,104,005
	3,035,463	2,846,699
Taxes, discounts and returns on sales	(432,414)	(384,950)
Net sales	2,603,049	2,461,749
Cost of sales	(2,067,995)	(1,925,301)
Gross profit	535,054	536,448
Operating expenses:
Selling expenses	(488,492)	(401,105)
General and administrative expenses	(37,221)	(40,729)
Management compensation	(5,244)	(3,620)
	(530,957)	(445,454)
Operating income before financial expenses and other	4,097	90,994
Financial expenses, net	(100,316)	(34,529)
Other operating expenses, net	(21,316)	(15,913)
(Loss) income before taxes, profit sharing and participation of non-controlling shareholders	(117,535)	40,552
Income and social contribution taxes credit (expense)	(108,280)	15,018
Employees’ profit sharing	—	(3,606)
Management’s profit sharing	—	(846)
Non-controlling shareholders	(151)	(109)
Net (loss) income for the perriod	(225,966)	51,009
Shares outstanding at March 31, 2009 and March 31, 2008 (thousands)	206,528	206,528
(Loss) earnings per outstanding share at month end – in Brazilian reais	(1,09412)	0,24698

See the accompanying notes to the unaudited consolidated financial statements.

PERDIGÃO S.A. AND SUBSIDIARIES

UNAUDITED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the three month period ended March 31, 2009

(In thousands of Brazilian reais, except per share data)

	Capital	Profit reserves	Treasury shares	Equity Valuation Adjustments	Accumulated losses	Total
BALANCES AS OF DECEMBER 31, 2008	3,445,043	704,519	(815)	(38,129)	—	4,110,618
Net loss for the year	—	—	—	—	(225,966)	(225,966)
Equity valuation adjustments	—	—	—	(5,559)	—	(5,559)
BALANCES AS OF MARCH 31, 2009	3,445,043	704,519	(815)	(43,688)	(225,966)	3,879,093

See the accompanying notes to the unaudited consolidated financial statements.

PERDIGÃO S.A. AND SUBSIDIARIES

UNAUDITED STATEMENTS OF CASH FLOWS

For three months ended March 31, 2009 and 2008

(In thousands of Brazilian reais)

	March 31, 2009	March 31, 2008
Cash flows from operating activities:
Net (loss) income for the period	(225,966)	51,009
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Non-controlling shareholders	151	109
Depreciation, amortization and depletion	119,788	93,283
Amortization of goodwill	—	14,503
Exchange variations and interest	60,678	26,002
Loss on disposal of permanent assets	48,649	13,309
Deferred income tax	101,757	(26,760)
Provision/reversal for contingencies	698	122
Other provisions	9,132	9,162
Changes in operating assets and liabilities:
Trade acounts receivable	12,130	28,976
Inventories	87,649	(218,615)
Trade acounts payable	(60,028)	(80,045)
Contingencies payment	(3,138)	(2,977)
Payroll and related charges payable and others	(175,453)	(126,755)
Net cash used in operating activities	(23,953)	(218,677)

Cash flows from investing activities:
Investments in marketable securities	(549,178)	(438,271)
Redemption of marketable securities	571,920	703,166
Business acquisitions, net of cash acquired	—	(750,151)
Additions to preoperatingexpense and software development	(120,523)	(143,173)
Acquisitions/formation period of breeding stock	(46,243)	(48,466)
Additions to deferred charges	—	(15,183)
Proceeds from disposal of permanent assets	17,418	6,650
Net cash used in investing activities	(126,606)	(685,428)

Cash flows used in financing activities:
Proceeds from issuance of debt	503,109	701,314
Repayments of debt	(490,813)	(444,542)
Dividends and interest on shareholders’ equity paid	(24,783)	(62,700)
Capital Increase	—	33,489
Net cash (used in) provided by financing activities	(12,487)	227,561

Net decrease in cash and cash equivalents	(163,046)	(676,544)
At the beginning of period	1,233,455	1,108,028
At the end of period	1,070,409	431,484

See the accompanying notes to the consolidated financial statements.

PERDIGÃO S.A. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2009 and March 31, 2008

(In thousands of Brazilian reais, unless otherwise stated)

1.              THE COMPANY AND ITS PRINCIPAL OPERATIONS

Founded in 1934, in the southern State of Santa Catarina, Perdigão S.A. and its subsidiaries (collectively “the Company”) is one of Brazil’s largest companies in the food industry sector. With a focus on raising, producing and slaughtering of poultry, pork and beef; processing and/or sale of meats, frozen pasta, frozen vegetables, dairy products and soybean derivatives, the Company produces more than 2,500 items, including:

•                  Frozen whole chicken and chicken, turkey, pork and beef cuts;

•                  Ham products, sausages, bologna, frankfurters, salami and other smoked products;

•                  Hamburgers, steaks, breaded meat products, kibes and meatballs;

•                  Lasagnas, pizzas, vegetables, cheese breads, pies and pastries;

•                  Milk and diary products;

•                  Juices, soy milk and soy juices;

•                  Margarine and;

•                  Soy meal and refined soy flour, as well as animal feed.

The Company’s shares are traded at Bolsa de Valores de São Paulo (Bovespa) and the Company has joined Bovespa’s Special corporate governance “new market” (Novo Mercado). The Company´s shares are also traded on the New York Stock Exchange (NYSE) in the form of American Depositary Shares (ADSs).

(a)          Subsidiaries as of March 31, 2009:

	Participation in capital (%)
	2009	2008
Perdigão Export Ltd. (2)	100.0	100.0
Perdigão Agroindustrial S.A.	100.0	100.0
PDF Participações Ltda.	100.0	100.0
Avipal Nordeste S.A.	100.0	100.0
Avipal S.A. Construtora Incorp. (2)	100.0	100.0
Avipal Centro-Oeste S.A.	100.0	100.0
Avipal Alimentos	100.0	100.0
Estab. Levino Zaccarrdi y Cia. S.A.	100.0	100.0
UP Alimentos Ltda.	50.0	50.0
Perdigão Trading S.A. (2)	100.0	100.0
PSA Participações Ltda.	100.0	100.0
Sino dos Alpes Alimentos Ltda.	100.0	100.0
Crossban Holdings GMBH.(1)	100.0	100.0
Perdix International Foods Comércio Internacional Lda.	100.0	100.0
Perdigão International Ltd.	100.0	100.0
Perdigão UK Ltd.	100.0	100.0
Perdigão France SARL	100.0	100.0
Perdigão Holland B.V.	100.0	100.0
Perdigão Nihon K.K.	100.0	100.0
Perdigão Asia PTE Ltd.	100.0	100.0
Plusfood UK Ltd	100.0	100.0
BFF International Ltd. (2)	100.0	100.0
Highline International Ltd. (2)	100.0	100.0
Acheron Beteiligung-sverwaltung GMBH	100.0	—
Perdigão Hungary	100.0	—
Plusfood Groep B.V	100.0	—
Plusfood Magyaroszag KFT	100.0	—
Plusfood Constanta SRL	100.0	—
Plusfood Finance UK LTD	100.0	—
Plusfood France SARL	100.0	—
Plusfood Iberia SL	100.0	—
Plusfood Italia SRL	67.0	—
Fribo Foods Ltd.	100.0	—
Batávia S.A. Indústria de Alimentos	—	100.0
Perdigão Agroindustrial Mato Grosso Ltda.	—	100.0

(1) Holding company for investments abroad.

(2) These subsidiaries are not currently operating.

PERDIGÃO S.A. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2009 and March 31, 2008

(In thousands of Brazilian reais, unless otherwise stated)

The sub-holding Company Acheron Beteiligung-sverwaltung GMBH has direct subsidiaries in Madeira Island - Portugal, whose objective is to operate in the European market that is regulated by a system based on import quotas for chicken and turkey. Investment in subsidiaries amounted to R$785.

b)     Acquisitions and corporate reorganization

As result of acquisitions in recent years, the Company has grown and diversified its business, increasing its share in the market of chicken and pork meats and entering into the milk, margarine and beef market.

A list of the acquired companies since 2005 are as follows:

Company	Activity	Acquisition Year	Status
Eleva Alimentos	Dairy / Meat	2008	Merged on April 30, 2008
Cotochés	Dairy	2008	Merged on December 31, 2008
Plusfood	Meat	2008	Wholly-owned subsidiary
Batávia S.A	Dairy	2006/2007	Merged on December 31, 2008
Paraíso Agroindustrial	Meat	2007	Merged August 1, 2007
Ava Com. Represent.	Margarines	2007	Merged on August 1, 2007
Sino dos Alpes	Meat	2007	Wholly-owned subsidiary
Mary Loize	Meat	2005	Merged on December 31, 2008
Incubatório Paraíso	Meat	2005	Merged on March 7, 2006

As part of this growth process, the Company has had a comprehensive corporate reorganization of its structure and business, which was aimed at maintaining the sustainability of the Company’s business through the simplification of its corporate structure and the reduction of its cost of operation, taxes and financing, and a reorganization of its operational activities.

In addition, as part of the corporate reorganization:

a)         On March 9, 2009, the subsidiary Perdigão Agroindustrial S.A. was merged into the Company, as approved in the Extraordinary Shareholders’ Meeting. The net assets merged were as follows:

PERDIGÃO S.A. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2009 and March 31, 2008

(In thousands of Brazilian reais, unless otherwise stated)

Current assets	2,630,517
Non current assets	135,176
Fixed assets	3,480,970
Current liabilities	(1,892,484)
Non current liabilities	(1,718,297)
Net assets	2,635,882

b)        On March 31, 2009, the subsidiary Sino dos Alpes leased its plant used for the production of small volume products to Perdigão S.A.

2.              BASIS OF PREPARATION AND PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

The financial statements of the Company and its subsidiaries are presented in millions of reais and were prepared in accordance with accounting practices adopted in Brazil, or Brazilian GAAP, based on the Brazilian Corporation Law (Law No. 6,404/76, as amended), regulations and rules issued by the Brazilian Securities Commission (Comissão de Valores Mobiliários — “CVM”), accounting standards issued by IBRACON — Brazilian Institute of Independent Auditors and Pronouncements issued by the Accounting Pronouncements Committee (“CPC”).

On December 28, 2007 and March 12, 2008, respectively Law No. 11.638/07 and Provisional Executive Act No. 449/08 were published. The main objective of these acts is to update the Brazilian corporation law to facilitate the convergence to the International Financial Accounting Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”). Law No. 11.638/07 also allows the CVM to issue new standards and procedures, based on IFRS.

The table below shows for comparison purposes, what would have been the effects of adoption of Law 11.638/07 and Provisional Act 449/08 on the Company’ shareholders’ equity and net income as of and for the three-month period ended March 31, 2008.

	March 31, 2008
	Shareholders’ equity	Income statement
Reported amounts according to Law no 6.404/76, not considering its amendments	4,222,031	51,009
Financial instruments available for sale	1,780	—
Financial instruments at market value	2,541	2,541
Capital leases	474	23
Adjustments to present value of rights	(20,676)	(20,676)
Adjustments to present value of obligations	7,486	7,486
Tax effects	5,341	5,341
Reported amounts considering the adjustments of Law No. 11.638/07 and Provisional Act No. 449/08	4,218,977	45,724

3.              SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

(a)          Consolidation: the consolidated financial statements includes the Company’s financial statements and the financial statements of the directly and indirectly held subsidiaries as to which the Company has control. All intercompany transactions were eliminated upon consolidation, including the unrealized profits net of income taxes. The interest of non-controlling shareholder’s in subsidiaries is presented as “non-controlling shareholders”.

PERDIGÃO S.A. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2009 and March 31, 2008

(In thousands of Brazilian reais, unless otherwise stated)

In the preparation of the consolidated financial statements the Company applied CVM Resolution No. 534/08, which approved on January 29, 2008 the technical pronouncement CPC 02 — Effects of Changes in Exchange Rates and Translation of Financial Statements. According to this new resolution, the following criteria must be applied to the consolidation of subsidiaries abroad:

•                 Functional and Presentation Currency: financial statements of each subsidiary included in the consolidation must be prepared using the currency of the primary economic environment in which it operates. Financial statements of subsidiaries abroad are converted to reais based on its functional currency;

•                 Investments: investments in subsidiaries are accounted for by the equity method. Other investments are recorded at acquisition cost and reduced by a provision for losses, when necessary. The financial statements of subsidiaries abroad are converted to reais based on its functional currency;

•                 Exchange Variation on Investments: gains and losses arising from exchange rate variations on investments in subsidiaries abroad of R$(39,591) on March 31, 2009 (R$16,769 in March 31, 2008) are recorded to income under financial income and expenses (Note 19). The exchange rate variation related to the interest on the subsidiary Plusfood Groep B.V. and its subsidiaries was recorded in the account equity valuation adjustments in the shareholders’ equity group

(b)       Cash and cash equivalents: include cash balances, bank accounts and highly liquid temporary cash investments with original maturities of less than 90 days from the date of purchase (Note 4).

(c)        Marketable securities: comprised financial assets, mainly represented by public and private fixed income securities (Note 5). Their classification and recording are made in accordance with the purposes for which they were acquired, as follows:

(i)                 Held for trading — if the financial assets were purchased for the purpose of sale or repurchase in the short term, this assets are initially recorded at fair value and changes in fair value monetary (inflation adjustments) and exchange rate variations if applicable are recorded directly to income under financial income or expenses;

(ii)              Held to maturity — if the Company has the positive intent and ability to hold the financial assets to maturity, this assets are recorded at their acquisition cost. Interest and monetary variation (inflation adjustments) are recognized in income, when incurred, under financial income or expenses;

(iii)           Available for sale — includes all financial assets that do not qualify for categories (i) and (ii) above. They are initially measured at fair value and changes in fair value are recorded to shareholders’ equity, under equity valuation adjustments while unrealized, net of tax. Interest and monetary variation (inflation adjustments) are recognized in income, when incurred, under financial income or expenses (Note 18).

(d)       Adjustment to present value: the Company calculated the adjustments to present value on the outstanding balances of the following accounts: trade accounts receivable, other assets and trade accounts payable, social and tax obligations, and other liabilities. The discount rate applied is based on the weighted average cost of capital (WACC), which considers the value of money over time and the specific risks to assets and liabilities. This rate reflects the actual market assessments in which the Company operates and it corresponded to 14.0% per year on March 31, 2009 (10.6% per year on March 31, 2008).

PERDIGÃO S.A. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2009 and March 31, 2008

(In thousands of Brazilian reais, unless otherwise stated)

(e)        Trade accounts receivable: recorded by the invoice amount adjusted to the present value when applicable, net of allowance for doubtful accounts. The allowance for doubtful accounts for domestic customers is calculated based on risk analysis, which considers the estimated realization and take into consideration the historical losses of trade accounts receivable. For foreign customers, the analysis is performed on an individual customer basis. The Company has a policy in place for credit limits and, generally, does not request collateral from its customers. In the event of default, efforts at collection are made, including direct contact with customers and the use of outside collection agencies. If these efforts are not successful, legal action is considered, the accounts are reclassified to non-current accounts receivable and an allowance for doubtful accounts is recorded (Note 6).

(f)       Inventories: stated at average acquisition or formation costs, not exceeding market or realizable value. Provision for obsolescence, lower of cost or market adjustments, for deterioration and slow moving products, are made when considered appropriate (Note 7).

(g)    Income taxes and social contributions: in Brazil, these taxes are the corporate income tax (IRPJ) and the social contribution (CSLL), and have been computed based on taxable income and tax rates in effect. Results from foreign subsidiaries are subject to taxation in their respective countries, according to local tax rates and regulations (Note 9).

Deferred income tax assets and liabilities arise from loss carry forwards and negative base of social contribution, as well as the impacts of temporary differences between tax and accounting basis. Deferred income tax and social contribution assets and liabilities were recorded in current or non-current assets or liabilities according to their expected realization periods. A valuation allowance is recorded when management believes that is more likely than not that deferred tax assets will not be recovered in the future.

(h)         Other investments: investments are stated at acquisition cost and reduced to market value, when applicable.

(i)             Property, plant and equipment: stated at cost of acquisition or construction adjusted by revaluation (last occurred in 1995), based on valuation reports issued by independent appraisers and monetarily restated up to December 31, 1995, less accumulated depreciation. Since 1997, upon issuance of a specific CVM instruction, the Company has been capitalizing interest incurred in financing the construction of certain fixed assets. Depreciation is determined under the straight-line method, based on the rates set forth in note 10 (depletion of forests based on utilization), and charged to the appropriate line items in the statements of income.  Expenditures for maintenance and repairs are charged to expenses when incurred, unless it improves either the production capacity or the estimated useful lives.

Breeding stock is recorded as property, plant and equipment and during the formation period of approximately six months, the costs of labor, feeding and medication are allocated thereto.  After the formation period, the breeding stock is depreciated during the breeding cycle, based on the estimated number of eggs and offspring, over a period of fifteen months for poultry and thirty months for hogs.

Law No. 11.638/07 and Provisional Executive Act No. 449/08 requires property, plant and equipment to be tested for impairment whenever there is evidence of loss in their recoverable amount, as property, plant and equipment items should not be recorded for amounts higher than their realizable amount, either by sale or by use (the highest of them). The Company has analyzed its property, plant and equipment for impairment and has not identified losses to be recorded for realizable amounts lower than the carrying amounts.

PERDIGÃO S.A. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2009 and March 31, 2008

(In thousands of Brazilian reais, unless otherwise stated)

(j)           Intangibles: intangible assets are those that do not have physical substance, are separable and arise from contractual or other legal rights. The Company recorded as intangibles the goodwill based on the expectation of future profitability, which represents the difference between the purchase price and the net assets carrying amount at the acquisition date. Until December 31, 2008 the goodwill calculated based on the expectation of future profitability is amortized over the extension and proportion of the projected results up to a maximum period of 10 years. Starting on January 1, 2009, goodwill will no longer be amortized, but rather annually tested for impairment, in compliance with technical pronouncement CPC 01 (Note 12).

Goodwill was tested for impairment as of and for the year ended December 31, 2008 at the reporting unit level. As a result of this analysis, no impairment losses have been recorded.

(k)          Pre-operating expenses and software development: pre-operating expenses and software development include costs incurred in the pre-operating stage and projects to update information systems and are amortized on a straight-line basis over a period of 5 to 10 years.

(l)             Provisions for contingencies: a provision is recognized when, based on the opinion of management its internal and external legal advisors, it is determined that losses on a judicial or administrative lawsuit are probable can be reasonably estimated and it is probable that an outflow of cash will be required to settle the obligation. The balances of provisions for contingencies are shown net of the judicial deposits related to the prosecutions (Note 16a).

(m)       Leases: lease transactions that substantially transfer all the risks and rewards of ownership are classified as finance leases. If the lease does not transfer substantially all the risks and rewards incidental to ownership, it is classified as an operating lease.

Finance lease contracts are recognized as property, plant and equipment and as liabilities for amounts equal to the fair value of the leased property or, if lower, the present value of the minimum lease payments, plus initial direct costs incurred in the transaction. The amounts recorded as property, plant and equipment are depreciated and the related liabilities accrue interest that is charged to expenses during the term of the contract. Operating leases are recognized as expenses over the term of the leases (Note 15).

(n)         Derivative financial liabilities measured at fair value: these instruments are actively traded on organized markets, and its fair value is determined based on their quotes at the balance sheet date. These financial liabilities are initially valued at fair value and classified as loans. Changes in fair value are recorded to income under financial income or expenses, except for instruments that are designated as hedges.

Hedge transactions are financial instruments used to protect exposure to risk or to modify the characteristics of financial assets and liabilities, unrecognized firm commitments, highly probable transactions or net investments in operations abroad,. These instruments have the following characteristics: (i) changes in its market value have to be highly correlated to the market value of the item being hedged, both at the beginning and over the term of the contract (effectiveness among 80% and 125%) (ii) documentation of the transaction, the risk being hedged, the risk management process and the methodology used in assessing the effectiveness of the hedge must exist: and (iii) be considered effective in reducing the risk associated with the exposure. Hedges are recorded in accordance with technical pronouncement CPC 14 which permits the use

PERDIGÃO S.A. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2009 and March 31, 2008

(In thousands of Brazilian reais, unless otherwise stated)

of hedge accounting and the recording of the measurement of the hedge against shareholders’ equity. The Company applied hedge accounting for its hedge operations which met the criteria described above (Note 18g).

(o)         Actuarial assets and liabilities over employees’ benefits: the Company and its subsidiaries recognize actuarial assets and liabilities related to benefits to employees in accordance with CVM Resolution No. 371. Actuarial gains and losses are recognized as income or expense on the basis of a report prepared by independent actuarial experts.

The contributions made by sponsors are recognized as expenses for the year (Note 22).

(p)         Determination of income: income and expenses are recognized based on the accrual basis of accounting.

(q)         Revenue recognition: revenues are recognized by the Company when it delivers its products to the customers, the sales price is fixed and determinable, persuasive evidence of sale transactions exists, collectability is reasonably assured and title and risks of ownership have passed to the customer. Revenue is not recognized if there are significant uncertainties as to its realization.

(r)            Profit sharing of management and employees: employees and management are entitled to profit sharing based on certain financial and other goals, established and agreed upon on an annual basis.  The amount is accrued in the period in which it is earned  (Note 21).

(s)          Shipping and handling costs: relates to costs of storage and transportation of the Company’s finished goods until delivery to its customers. Costs incurred related to goods not yet sold are recognized as prepaid expenses and charged as selling expenses at the time the goods are shipped and revenue is recognized. The shipping and handling costs amounted to R$309,600 (R$251,704 on March 31, 2008).

(t)            Advertising and sales promotion costs: recognized when incurred and amounted to R$15,763 (R$24,686 on March 31, 2008).

(u)         Research and development (R&D): consists of internal research and development costs of new products, which are expensed as incurred. The total amount of R&D expenses was R$3,217 (R$3,657 on March 31, 2008).

(v)         Earnings per share: calculated based on the number of shares outstanding at the balance sheet date.

(w)       Interest on shareholders’ equity: interest on shareholders’ equity received and or paid/accrued are recorded under financial income and expense, respectively. For presentation of the financial statements considering that interest on shareholders’ equity are in essence dividends, interest received is reclassified to investments and interest paid or accrued to retained earnings so that income is not impacted except for the tax benefits recognized under income tax and social contribution. The interest on shareholders’ equity paid/accrued is calculated in accordance with the limits established by Law No. 9249/98 which are based on the application of the long term interest rate — TJLP — on the shareholders’ equity and is paid in replacement of or in addition to the proposed distribution of dividends determined based on the Company’s bylaws.

(x)           Environmental costs: costs related to compliance with environmental regulations are considered as cost of production or capitalized when incurred.  Based on management’s

PERDIGÃO S.A. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2009 and March 31, 2008

(In thousands of Brazilian reais, unless otherwise stated)

analysis, the currently provision for environmental costs recorded as of March 31, 2009 is sufficient to cover these costs.

(y)         Subsidies and tax incentives: the Company has value added tax (ICMS) subsidies for investments granted by the Santa Catarina, Goiás, Pernambuco, Mato Grosso, São Paulo and Bahia state governments.  These tax incentives are related to construction of facilities, employment and social and economic development in these states.  These tax incentives are recorded directly to income underother operating income.

(z)           Translation of foreign currency: as mentioned in item a, assets and liabilities of foreign subsidiaries are translated into Brazilian reais at the current exchange rate used at the balance sheet date, and all accounts in the statement of income (including amounts relative to local currency indexation and exchange variances on assets and liabilities denominated in foreign currency) are translated based on the average rates prevailing during the period. The translation gains or losses resulting from this remeasurement process are recorded under financial income or expense.

The exchange rates for the Brazilian real with respect to the transacted foreign currencies indicated above were as follows:

Final rates	March 31, 2009	March 31, 2008	December 31, 2008
US$ Dollar	2.3152	1.7491	2.3370
Euro (€)	3.0783	2.7606	3.2382
Pound (£)	3.3259	3.4686	3.4151

Average rates	March 31, 2009	March 31, 2008	December 31, 2008
US$ Dollar	2.3138	1.7076	2.3944
Euro (€)	3.0229	2.6516	3.2317
Pound (£)	3.2836	3.4181	3.5571

(aa)    Use of estimates: the preparation of financial statements in accordance with Brazilian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet dates and the reported amounts of revenues, costs and expenses for the years presented. Although these estimates are based on management’s best available knowledge of current and expected future events, actual results could differ from those estimates. Management reviews the assumptions used in the accounting estimates at least annually.

PERDIGÃO S.A. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2009 and March 31, 2008

(In thousands of Brazilian reais, unless otherwise stated)

4.              CASH AND CASH EQUIVALENTS

	March 31, 2009	December 31, 2008
Local currency (Brazilian reais):
Cash and banks	76,279	66,531
Highly liquid investments	47,135	44,900
	123,414	111,431
Foreign currency: (*)
Cash and banks	292,534	421,854
Highly liquid investments	654,461	700,170
	946,995	1,122,024
	1,070,409	1,233,455

(*) Principally in U.S. dollars

The investments in local currency refer basically to Bank Deposit Certificates (“CDB”) and Investment Funds, and are remunerated at the Interbank Deposit Certificates (“CDI”) fluctuation rate.

The investments in foreign currency refer basically to Overnight and Time Deposit, bear interest at prefixed rate and CDI.

5.              MARKETABLE SECURITIES

	Due date	WATM (*)	March 31, 2009	December 31, 2008
Bank Deposit Certificates — CDB	From May 2009 to March 2012	1.5	650,851	660,144
Capitalization Equity	From July to November 2009	0.5	264	263
Brazilian Treasury Notes	From June to October 2009	0.6	81,642	82,297
			732,757	742,704

Current			732,757	742,549
Non-current			—	155

(*) Weighted average term maturity (years).

CDB is denominated in reais and bear interest at a rate between 98% and 105.5% of the CDI fluctuation.

Brazilian Treasury Securities are denominated in U.S. dollars. They bear interest at a weighted average prefixed and post fixed interest.

PERDIGÃO S.A. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2009 and March 31, 2008

(In thousands of Brazilian reais, unless otherwise stated)

6.              TRADE ACCOUNTS RECEIVABLE

	March 31, 2009	December 31, 2008
Current
Domestic trade accounts receivable	563,597	695,281
Foreign trade accounts receivable	776,534	705,638
(-) Adjustment to present value	(14,650)	(11,793)
(-) Allowance for doubtful accounts	(10,141)	(11,080)
	1,315,340	1,378,046
Non-current
Domestic trade accounts receivable	33,040	29,175
Foreign trade accounts receivable	2,827	2,853
(-) Adjustment to present value	(693)	(347)
(-) Allowance for doubtful accounts	(24,917)	(20,103)
	10,257	11,578

The changes in the allowance for doubtful accounts are as follows:

	March 31, 2009	December 31, 2008
Balance at beginning of period	31,183	25,510
Provision	6,994	15,478
Increase (Companies acquired)	—	7,252
Write-offs	(3,119)	(17,057)
Balance at end of period	35,058	31,183

7.              INVENTORIES

	March 31, 2009	December 31, 2008
Finished goods	817,861	903,258
Work-in-process	50,054	41,082
Raw materials	101,645	116,457
Livestock (poultry, turkey and hogs) for slaughter	384,795	390,183
Secondary material and packing	226,732	214,322
Advances to suppliers and imports in transit	22,975	23,693
	1,604,062	1,688,995

PERDIGÃO S.A. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2009 and March 31, 2008

(In thousands of Brazilian reais, unless otherwise stated)

8.              RECOVERABLE TAXES

	March 31, 2009	December 31, 2008
State ICMS (VAT)	200,627	203,149
Income tax	109,306	131,429
PIS/COFINS (Federal Taxes to Fund Social Programs)	400,455	358,990
Import Duty	44,039	25,043
IPI (Federal VAT)	5,946	3,286
Others	2,252	1,930
	762,625	723,827

Current	598,544	576,337
Non-current	164,081	147,490

ICMS - Tax on the Circulation of Goods and Services (State VAT):

Credits are generated by exports, reduced tax rates in domestic market and by investments in property, plant and equipment. The Company accumulates tax credits which are offset against tax payable generated by the sales in the domestic market or transferred to third parties.

Withholding Income Tax and Social Contribution:

Correspond to withholding taxes on investments and on interest on shareholder’s equity received by the parent company, which are offset against federal taxes payable.

PIS / COFINS:

PIS and COFINS (Federal Taxes to Fund Social Programs) recoverable arise out basically from the acquisition of raw materials used in exported products, products sold at a 0% tax rate, such as UHT milk and pasteurized milk and sales in the tax free zone of Manaus. The utilization of these credits can be made by compensation of taxable sales in domestic market, with other federal taxes or reimbursement.

For the PIS and COFINS credits the Company is taking judicial measures in order to accelerate the process for analyzing the reimbursement requests, which are currently under inspection. The Company obtained authorization to receive R$32,246. In addition, the Company has used these credits to offset other tax liabilities permitted by law.

The Company’s management is analyzing alternatives that would allow the utilization of the credits and there is no expectation of losses on the realization of those credits.

PERDIGÃO S.A. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2009 and March 31, 2008

(In thousands of Brazilian reais, unless otherwise stated)

9.              INCOME TAX AND SOCIAL CONTRIBUTION

a)   Income Tax and Social Contribution on Net Income (Loss):

	March 31, 2009	March 31, 2008
(Loss) Income before income taxes and participations	(117,535)	40,552
Nominal tax rate	34%	34%
Tax benefit (expense) at nominal rate	39,962	(13,788)
Adjustment of taxes and contributions on:
Statutory profit sharing	—	1,302
Equity pick-up	(13,461)	5,701
Difference of tax rates on foreign earnings from subsidiaries abroad	(26,011)	21,662
Tax incentives	5	716
Hedge Accounting adjustments	2,122	—
Write-off of deferred income and social contribution tax assets (*)	(132,036)	—
Goodwill amortization	15,620	—
Other adjustments	5,519	(575)
Actual tax (expense) benefit	(108,280)	15,018

Current income tax expense	(8,646)	(14,685)
Deferred income tax (expense) benefit	(99,634)	29,703

The composition of the taxable income and the taxes from the subsidiaries abroad is as follows:

	March 31, 2009	March 31, 2008
Income before income taxes from subsidiaries abroad	(74,296)	75,154
Current income taxes (expense) benefit of subsidiaries abroad	(750)	(2)
Deferred income taxes (expense) benefit of subsidiaries abroad	—	(3,888)

(*) The Company wrote-off deferred income and social contribution tax assets recorded over tax loss carryforward and the negative basis of social contribution of its wholly-owned subsidiary Perdigão Agroindustrial S.A., due to its merger on March 9, 2009.

PERDIGÃO S.A. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2009 and March 31, 2008

(In thousands of Brazilian reais, unless otherwise stated)

b)  Deferred Income Tax and Social Contribution are as follows:

	March 31, 2009	December 31, 2008
Tax losses carry forwards (corporate income tax)	145,389	210,952
Negative calculation bases (social contribution)	51,996	75,472
Temporary differences:
Provisions for contingencies	96,879	111,236
Income tax and social contribution over goodwill amortization	10,097	10,595
Taxes whose payments are Suspended	9,726	9,549
Unrealized loss on derivatives	4,560	9,734
Non-taxable depreciation	(62,468)	(68,850)
Adjustments relating to the Transition Tax Regime	27,051	15,987
Other temporary differences	(1,160)	7,029
	282,070	381,704

Current assets	10,555	127,262
Non-current assets	335,488	323,399
Non-current liabilities	(63,973)	(68,957)

As of December 31, 2008, the Company has not provided for income taxes on the undistributed earnings of approximately R$ 47,2 of its foreign subsidiaries since these earnings are intended to be indefinitely reinvested. A deferred tax liability will be recognized when the Company can no longer demonstrate that it plans to indefinitely reinvest these undistributed earnings. It is not practicable to estimate the amount of additional taxes that might be payable on such undistributed earnings.

In Brazil, tax returns are subject to review by tax authorities for a five year period after year end. The Company could be subject to additional taxes, fines and interest as a result of these reviews.

Crossban Holdings GMBH and other foreign subsidiaries are subject to tax rates and rules issued in the countries where they are established.

c)  Estimated Time of Realization:

The Company’s management expects that deferred tax assets, recorded on tax loss carryforwards and negative basis of social contribution, should be realized as shown below:

Year	Value
Current (until March 31, 2010)	28,932
2010	23,157
2011	28,914
2012 onward	116,382
197,385

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets depends on the generation of future taxable income during the periods in which those temporary differences are deductible. Management

PERDIGÃO S.A. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2009 and March 31, 2008

(In thousands of Brazilian reais, unless otherwise stated)

considers the scheduled reversal of deferred tax liabilities, projected taxable income, and tax-planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income, management believes that it is more likely than not that the Company will realize the benefits of these deductible differences. The amount of the deferred tax assets considered realizable; however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

Tax assets related to provisions for contingencies will be realized as the lawsuits are resolved and there are no estimates for the expected time of realization; thus, they are classified as non-current.

The Company has not recorded deferred tax assets on the tax loss carryforwards generated by its subsidiary,  Sino dos Alpes. The total of tax losses carryforward and negative basis of social contribution as of March 31, 2009 was R$12.9.

10.       PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment position as of March 31, 2009 and December 31, 2008 were as follows:

	Annual weighted average deprec. rate (%)	Costs value	Depreciation	Residual Value 2009	Residual Value 2008
Buildings and improvements	4	1,404,671	(448,502)	956,169	975,628
Machinery and equipment	11	2,112,864	(1,033,825)	1,079,039	1,097,089
Electric and hydraulic installations	10	223,621	(91,027)	132,594	145,497
Forests and reforestations	3	73,374	(17,492)	55,882	53,588
Other	12	76,714	(38,890)	37,824	39,985
Land	—	163,396	—	163,396	166,866
Breeding stock	(*)	199,710	(40,760)	158,950	158,846
Construction in progress	—	298,633	—	298,633	250,489
Advances to suppliers	—	16,791	—	16,791	30,470
		4,569,774	(1,670,496)	2,899,278	2,918,458

(*) Depreciated based on the poultry breeding cycle (15 months) and hog breeding cycle (30 months).

During the three months ended March 31, 2009, the Company capitalized interests in the amount of R$4,100 (R$1,572 on March 31, 2008) related to constructions in progress.

PERDIGÃO S.A. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2009 and March 31, 2008

(In thousands of Brazilian reais, unless otherwise stated)

11.       INTANGIBLES

Intangibles as of March 31, 2009 were as follows:

	Balances as of December 31, 2008	Exchange gain / loss	Balances as of March 31, 2009
Goodwill — Incubatório Paraíso acquisition	656	—	656
Goodwill — Paraíso Agroindustrial acquisition	16,751	—	16,751
Goodwill — Ava (margarines business) acquisition	49,368	—	49,368
Goodwill — Eleva acquisition	1,273,324	—	1,273,324
Goodwill — Batávia acquisition	133,163	—	133,163
Goodwill - Perdigão Mato Grosso acquisition	7,636	—	7,636
Goodwill — Plusfood acquisition	21,194	(1,047)	20,147
Goodwill — Sino dos Alpes acquisition	4,050	—	4,050
Goodwill — Cotochés acquisition	39,590	—	39,590
	1,545,732	(1,047)	1,544,685

12.       PROPERTY AND REORGANIZATION EXPENSES AND SOFTWARE DEVELOPMENT

	Annual weighted
	average amort. rate (%)	Cost Value	Amortization	Net Value March 31, 2009	Net Value December 31, 2008
Preoperating expenses (*)	16	144,497	(60,792)	83,705	87,357
Software development (**)	20	79,088	(14,887)	64,201	66,715
Reorganization expenses	20	45,876	(30,190)	15,686	17,980
		269,461	(105,869)	163,592	172,052

(*) Refers substantially to the projects related to the Mineiros and Bom Conselho plants.

(**) Refers substantially to the projects related to the adequacy of the systems and controls in the acquired Companies.

PERDIGÃO S.A. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2009 and March 31, 2008

(In thousands of Brazilian reais, unless otherwise stated)

13.       SHORT AND LONG-TERM DEBT

Funding line	Charges (% p.y.)	Weighted average rate (p.y.)	Weighted average term maturity (years)	Current	Non- current	Balance as of March 31, 2009	Balance as of December 31, 2008
Local currency (R$):
Rural credit	6.75% (6.75% on 12.31.08)	6.75% (6.75% on 12.31.08)	0.6	290,201	—	290,201	220,272
FINEM — BNDES	TJLP + 2.34% (TJLP + 2.35% on 12.31.08)	8.59% (8.59% on 12.31.08)	2.5	64,211	466,730	530,941	538,252
Debentures - BNDES	TJLP + 6.00%(TJLP + 6.00% on 12.31.08)	12.25% (12.25% on 12.31.08)	0.7	4,186	2,078	6,264	6,261
Tax incentives and other	TJLP / TAXA FIXA / IGPM / TR +5.07% (TAXA FIXA / IGPM / TR +5.15% on 12.31.08)	10.7% (11.26% on 12.31.08)	1.1	245,910	190,758	436,668	463,284
Net Swap balance (see note 17d)	% CDI vs TR	% CDI vs TR	0.3	41	—	41	78
Total local currency				604,549	659,566	1,264,115	1,228,147
Foreign currency
Advances on export contracts - ACC’s e ACE’s (US$)	5.55% + e.r. (US$) (6.06% + e.r. (US$) on 12.31.08)	5.55% + e.r. (US$) (6.06% + e.r. (US$) on 12.31.08)	0.4	440,586	—	440,586	443,674
Working Capital (US$)	EURIBOR + 1.20%	2.86% + e.r. (US$)	1.0	16,392	—	16,392	49,605
Trade related facilities (US$)	LIBOR + 2.49% / Fixed rate (LIBOR + 2.47% on 12.31.08) + e.r. (US$ and other currencies)	4.22% (4.46% on 12.31.08) + e.r. (US$ and other currencies)	2.6	287,071	1,679,247	1,966,318	1,871,663
Pre-export facilities (US$)	LIBOR / Fixed rate CDI + 4.28% (LIBOR +3.17% on 12.31.08) + e.r. (US$)	6.02% (4.98% on 12.31.08) + e.r. (US$)	1.9	366,649	1,194,163	1,560,812	1,622,325
FINEM - BNDES (US$ and other currencies)	UMBNDES + 2.51% (UMBNDES + 2.52% on 12.31.08) + e.r. (US$ and other currencies)	7.86% (6.97% on 12.31.08) + e.r. (US$ and other currencies)	2.4	12,442	68,839	81,281	83,261
Net SWAP balance (see note 17d)	%CDI vs e.r. (US$ and other currencies)	%CDI vs e.r. (US and other currencies)	1.8	76,091	—	76,091	67,423
Total foreign currency				1,199,231	2,942,249	4,141,480	4,137,951
Total debt				1,803,780	3,601,815	5,405,595	5,366,098

Rural credit financing: the companies Perdigão S.A. and Avipal NE are party to short-term rural credit loans with several commercial banks, under a Brazilian federal government

PERDIGÃO S.A. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2009 and March 31, 2008

(In thousands of Brazilian reais, unless otherwise stated)

program that offers an incentive to investments in rural activities. The maturity date is up to March 2010 with liquidation of principal and interests in one payment at the end of the contract. The proceeds from these loans are used for working capital.

Working Capital: Perdigão S.A has NCE (Export Credit Note) in reais indexed by a percentage of CDI (Interbank Deposit Certificates). The maturity date of both interest and principal is in September 2011. The Company also has NCE (Export Credit Note) in reais indexed by the referential rate (TR) with maturity date in the end of July 2009.

Banco Nacional de Desenvolvimento Econômico e Social (BNDES) Facilities: Perdigão S.A and its subsidiary Avipal NE have a number of outstanding obligations with BNDES. The net proceeds from these loans were used to finance purchases of machinery and equipment and construction, improvement or expansion of our production facilities. Principal and interest on the FINEM loans are payable monthly, with final maturity dates from April 2009 to April 2015, and are secured by equipment, facilities and mortgages of Perdigão S.A. and Avipal NE buildings. The amounts in non-current are linked to the UMBNDES basket of currencies, which are the currencies in which BNDES borrows, and bear interest at the UMBNDES rate, which reflects the daily exchange rate fluctuations of the currencies in that basket.

Debentures: the debentures are denominated in reais and were used to finance purchases of machinery and equipment and construction, improvement or expansion of our production facilities. Between June 30, 1998 and November 21, 2000, the Company issued 81,950 fully paid-up simple debentures to the BNDES at the nominal unit value of R$1, with redemption period from June 15, 2001 to June 15, 2010; as of March 31, 2009, 76,945 debentures had been redeemed. The debentures are payable every six months, with maturity dates from December 2008 to June 2010.

Tax incentives and others: principally credit facilities offered under state tax incentive programs (ICMS) to promote technological research and to finance exports machinery, equipment and construction, improvement or expansion of production facilities. They have several maturity dates up to 2043, interest rates are subsidized and they do not have real guarantees.

The Company adjusted the amounts previously recorded related to its obligation with the Santa Catarina State, due to its enrollment in the Catarinense Enterprise Development Program (“PRODEC”), as a result of the Public Offering of Receivables No. 2/2009 which reduced the amounts that would have been paid until 2023 in the total of R$44,871.

Advance on export contracts (ACCs and ACEs): these advances are liabilities to commercial banks, with maturity dates up to March 2010 principal payable through the exports of products, in accordance with the shipments, and which interest is paid in cash at the exchange settlement dates and guaranteed by the exported products. After the Company delivers the export documents to the funding banks, these liabilities are denominated “ACEs” and are recognized as paid only when the foreign customer has made full payment. Central Bank regulations allow companies to obtain short-term financing under ACCs due within 360 days from the scheduled shipment date of export goods or short-term financing under ACEs due within 180 days from the actual shipment date of export goods, in each case from Brazilian banks, but denominated in U.S. dollars.

Trade-related facilities: the subsidiaries Perdigão International Ltd and Plusfood Groep B.V., have several trade-related facilities denominated in U.S. dollars, with maturity dates varying from June 2009 to December 2013 with principal payable in one payment at the end of the contract and interest payable each semester and annually. Perdigão International’s trade-related facilities bear interest at LIBOR plus a margin, with an average margin of 3.54% per

PERDIGÃO S.A. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2009 and March 31, 2008

(In thousands of Brazilian reais, unless otherwise stated)

year at March 31, 2009, and such obligations have the endorsement of the Company. Perdigão International Ltd and Plusfood Groep B.V. use these net proceeds to import products and for other working capital needs.

Working Capital in US$: Perdigão S.A. uses the Export Credit Note as a working capital line. Such obligations are denominated in US$ and can be short or long term with several maturity dates and amortization up to November 2011.

Pre-export facilities: Perdigão S.A had several pre-export facilities with several commercial banks, denominated in US dollars, and maturities from April 2009 to July 2013. The pre-export facilities bear interest at three and six month LIBOR plus a margin, with several amortizations over the period of operation and interest payable in accordance with the LIBOR period. Under each of these facilities, Perdigão S.A. receives a loan from one or more lenders relating to exports of products to customers abroad. The exported products guarantee the facilities.

The maturity schedule as of March 31, 2009 is as follows:

03.31.09
Current (until March 31, 2010)	1,803,780
2010	720,142
2011	985,124
2012	1,428,416
2013	412,200
2014 to 2044	55,933
5,405,595

a) Guarantees:

	March 31, 2009	December 31, 2008
Total debt	5,405,595	5,366,098
Mortgages guarantees:	647,035	606,855
Related to FINEM - BNDES	611,314	570,233
Others — related to tax incentives and other	35,721	36,622
Collateral of real state guarantees:	19,795	14,546
Related to FINEM - BNDES	19,657	11,967
Others — related to tax incentives and other	138	2,579
Guarantees by pledge of goods:	—	2,250

b) Covenants:

The Company has export prepayment loans agreements in foreign currency that have financial covenants if the Company is not in compliance with those covenants, the maturity dates of these loans can be accelerated. On March 31, 2009, the Company did not reach the indicator of net debt over EBITDA of less than 3.0, required for a portion of its financing The company decided to maintain the balance R$173,640 classified as a non current liability as it received a waiver from the financial institution.

PERDIGÃO S.A. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2009 and March 31, 2008

(In thousands of Brazilian reais, unless otherwise stated)

14.       LEASES

The Company is a tenant in several contracts, which can be classified between operating or financial lease.

(i)      Operating Lease

a) The future minimum lease payments for non-cancellable operating leases, in total and for each of the following periods, is presented below:

	March 31, 2009	December 31, 2008
Up to one year	18,919	22,280
More than one year up to five years	54,380	44,704
More than five years	9,988	10,891
	83,287	77,875

b) Operating leases payments are recognized as expenses and it has totalized R$16,067 (R$15,942 on March 31, 200803.31.08).

(ii)    Finance Lease

a) Assets under finance lease contracts recognized as equipment and machinery are as follows:

	March 31, 2009	December 31, 2008
Cost	18,365	17,419
Accumulated depreciation (*)	(8,895)	(8,523)
Residual	9,470	8,897

(*)The leased assets are depreciated as the rate in the Note 11 for machinery and equipment.

PERDIGÃO S.A. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2009 and March 31, 2008

(In thousands of Brazilian reais, unless otherwise stated)

b) The mandatory future minimum lease payments are segregated as follows:

				Present
	Present value of the minimum payments March 31, 2009	Interests March 31, 2009	Future minimum payments March 31, 2009	value of the minimum payments December 31, 2008	Interests December 31, 2008	Future minimum payments December 31, 2008

Up to one year (March 31, 2010)	2,598	99	2,697	2,215	98	2,313
More than one year up to five years	4,906	297	5,203	4,857	538	5,395
	7,504	396	7,900	7,072	636	7,708

15.       CONTINGENCIES AND COMMITMENTS

a)   Provision for Contingent Liabilities

The Company and its subsidiaries are involved in certain legal proceedings arising from the normal course of business, which include civil, administrative, tax, social insurance and labor lawsuits.

The Company classifies the risk of adverse sentences in the legal suits as “remote”, “possible” or “probable”. Provisions for losses are recognized by the Company in its financial statements in connection with such proceedings reflecting potential losses that are deemed probable as determined by the Company’s management and based on legal advice and for which the amount is known or can be reasonable estimated.

The Company is involved in some legal procedures for which the amount of probable losses is not known or cannot be reasonably be estimated.

PERDIGÃO S.A. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2009 and March 31, 2008

(In thousands of Brazilian reais, unless otherwise stated)

I) Provision for Probable Losses

The rollforward of the provisions for contingencies is summarized as follows:

	Balances as of December 31, 2008	Additions	Reversals	Payments	Updates for inflation	Balances as of March 31, 2009
Tax (i)	153,219	7,807	(2,680)	(146)	2,444	160,644
Labor (ii)	51,623	4,222	(9,430)	(2,921)	954	44,448
Civil, commercial and other (iii)	14,300	3,412	(156)	(107)	—	17,449
(-) Judicial deposits	(32,780)	(2,476)	5	36	—	(35,214)
	186,362	12,966	(12,261)	(3,138)	3,398	187,327

(i) Tax

IRPJ and CSLL total deducibility of tax loss:

The Company has been discussing the issue concerning the full compensation of tax losses and although the jurisprudence of Brazilian courts is contrary to the subject, the Company’s lawsuits have peculiarities. Recently, the Company obtained a favorable decision from the Taxpayers’ Council, with respect to one of its lawsuits. That decision led to the reduction of the penalties from an amount previously accrued at 75% (including interest on penalties) to 20% (without interest on penalties). The Federal Revenue Office itself has already initiated the process to reduce the amount required. This decision allowed the Company to partially reverse previously accrued penalties and related interest on penalties by R$ 30,070. Thus as of March 31, 2009, the penalties recorded amounts to R$1,784 (R$1,784 on  December 31, 2008).

Increase in COFINS’s rates:

The Company challenged the increase in rates of the COFINS, receiving an unfavorable outcome in the Supreme Court (STF). Similarly, on the same subject, there is another execution tax action, duly guaranteed by the Company, in process in the Foreclousure Tax Court. In June 2008, the Attorney General of the Federal Treasury (Procuradoria Geral da Fazenda Nacional) reviewed the fiscal execution for the periods of July and from October to December 1999, reducing the registered debits in accordance to the arguments presented by the Company. Thus, the provisioned amount of R$9,542 was reversed according to the new debt certificate issued by the Attorney General and the remaining provisioned balance totals to R$9,576 (R$9,472 on December 31, 2008). Recently, new arguments have been presented related to the unconstitutionality of this increase, which have not been analyzed by the Supreme Court.

CPMF charge on the income from exports:

The Company has recorded a provision for a contingency of R$27,742 (R$27,141 as of December 31, 2008) regarding a judicial action for non-payment of the CPMF charge on the income from exports, which has not been analyzed by the superior courts. The Company’s suits are in the Third Region Federal Court of Appeals (TRF) and the trial appeal is pending.

PERDIGÃO S.A. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2009 and March 31, 2008

(In thousands of Brazilian reais, unless otherwise stated)

Monetary correction of ICMS extemporaneous credits:

The Treasury State of Rio Grande do Sul issued tax assessments disallowing the monetary correction of ICMS extemporaneous credits on raw material acquisitions, electricity services, communication services and transportation service. In relation to the monetary correction of extemporaneous credits, the precedent is against the taxpayer. The total amount of provisions is R$24,051.

The other tax contingencies refer to judicial claims against the payments of the following taxes: ICMS, PIS/COFINS, INSS, FUNRURAL and SEBRAE, in the total amount of R$98,495 (R$91,451 on December 31, 2008). The recorded provisions refer mainly, to the following subjects:

ICMS:

The Company is discussing principally the utilization of credits on materials for consumption, being the suits in first or second administrative jurisdiction, as well as in judicial phase. The main items refer to the maintenance of credits related to intermediate products used in the productive process and in the basic basket. The provision amounted R$27,877 (R$26,842 on December 31, 2008).

PIS/COFINS:

The Company is discussing administratively the utilization of credits in federal taxes compensation, in the amount of R$27,815 (R$27,029 as of December 31, 2008).

FUNRURAL:

The Company’s lawsuit is in the second jurisdiction.  The precedent of the courts allowed the collection over the portion of the production of the integrated partners considered the Company’s own production in which the retention and collection is the Company’s obligation, until Laws 8.212/91 and 8.213/91 were published. The provision amounted R$7,028 (R$6,880 as of December 31, 2008).

SEBRAE:

The Company’s lawsuit is in the Supreme Court (STF) and its precedent is against the Company’s used merits. The provision amounted to R$10,210 (R$10,073 as of December 31, 2008).

(ii) Labor:

The Company and its subsidiaries have 4,611 individual labor claims in progress totaling R$1,382,196 (4,512 individual claims totaling R$1,308,095 as of December 31, 2008), mainly related to overtime and salary inflation adjustments for periods prior to the introduction of the Real (R$), illnesses allegedly contracted at work and work-related injuries and additional others. The labor suits are mainly in the first jurisdiction, and for the majority of the cases a decision for the dismissal of the pleadings has been granted. None of these suits are individually significant.  In the cases involving overtime, occupational diseases and occupational accident, judicial decision depends on factual evidence by the applicant. The Company recorded a provision based on past history of payments of labor contingencies based on the last five years average payments and for indemnification proceedings based on the last two years average payments and conformed the procedures used by the acquired Companies to those of the Company. Based on the opinion of the Company’s management and its legal counsel, the provision is sufficient to cover probable losses.

PERDIGÃO S.A. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2009 and March 31, 2008

(In thousands of Brazilian reais, unless otherwise stated)

(iii) Civil, commercial and other:

Civil contingencies are mainly related to lawsuits referring to traffic accidents, property damage, physical casualties and others. There are 1,093 cases totaling R$141,952 (1,090 cases totaling R$146,143 at December 31, 2008) for which the provision for losses, when applicable, is based on the opinion of the Company’s management and legal counsel. The civil actions are mostly in lower courts, in probative phase, depending on confirmation or absence of the Company’s guilt, with no right pleadings.

II) Contingencies for Possible Losses

The Company is involved in other tax, civil, labor and social security contingencies, for which losses have been assessed as possible, based on analysis of the management and supported by its legal counsel.

The civil, labor and social security contingencies amounted to R$145,696 (R$119,279 as of December 31, 2008).

The tax contingencies amounted to R$631,436 (R$617,723 as of December 31, 2008), and refers, principally, to the following subjects:

Profits earned abroad: On October 03, 2008, the subsidiary Perdigão Agroindustrial S.A. was assessed by the Federal Revenue Office which alleges the lack of collection of Income Tax and Social Contribution on profits made by subsidiaries established outside the country in the years 2003 and 2004, in the total amount of R$176,756. The probability of loss related to this case has been assessed as possible based on the fact that the subsidiary abroad is subject to full taxation in the country in which it is based and this determination is protected by the treaty signed between Brazil and Austria to avoid double taxation.

ICMS: the Company is discussing several processes related to ICMS credits of products with a reduced tax burden, ICMS on exported goods, disallowance of ICMS presumed and untimely tax credits with monetary adjustment.

PIS/COFINS on the payment of interest on shareholders’ equity: the Company is pleading a claim for non payment of PIS and COFINS on the payment of interest on shareholders’ equity with respect to the years from 2002 to 2008 for PIS and the years from 2004 to 2008 for COFINS at the amount of R$39,470 (R$38,354 on December 31, 2008) which suit is in the first jurisdiction, and the Brazilian courts have not yet appreciated the subject. Based on management’s analysis and supported by its legal counsel, the loss is classified as possible, and no provision has been recorded.

b) Unrecognized Contingent Tax Assets

The Company has started legal actions to claim the recovery of various taxes considered unconstitutional by management and its legal counsel. The most relevant claim refers to IPI tax credits. The Company will recognize these assets only when a final sentence is granted and the amounts can be fairly estimated.

c) Contractual Purchase Commitments

In the ordinary course of business, the Company enters into certain purchase agreements

PERDIGÃO S.A. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2009 and March 31, 2008

(In thousands of Brazilian reais, unless otherwise stated)

with third parties for acquisition of raw materials - mainly corn, soybeans and hogs. As of March 31, 2009, firm commitments under these agreements amounted to R$73,206 (R$81,758 as of December 31, 2008).

16.       SHAREHOLDERS’ EQUITY

a)             Share Capital

On February 21, 2008, the Administrative Council approved the merger of the 54% of the shares of Eleva, based in the proportion of 1.74308855 shares of Eleva to one share of Perdigão, in the amount of 20,000,000 of shares issued. As a result, capital is now R$3,445,043, represented by 206,958,103 registered common shares.

On March 31, 2009, capital was represented by 206,958,103 registered common shares, with no par value. Foreign investors held 74,250,594 shares (61,103,774 shares at March 31, 2008) of which 14,651,926 shares (6,812,498 shares at March 31, 2008) were represented by 7.325.963 (3,406,249 ADR’s as of March 31, 2008) American Depositary Shares — ADS’s.

The Company is authorized to increase the share capital, without amendment to the bylaws, up to the limit of 250,000,000 common shares, registered and without par value.

b)             Treasury Shares

The Company has 430,485 treasury shares, acquired in previous fiscal years with funds from profit reserves, at an average cost of one Real and eighty-nine cents (R$1.89) per share, for future sale or cancellation.

17.       FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

a)      Overview

In the ordinary course of business, the Company is exposed to market risks related to fluctuations in interest rates, foreign exchange and commodity prices. The Company uses instruments of protection to minimize its exposure to these risks, based on a Policy for Financial Risk Management (“Risk Policy”) under the management of its Committee of Financial Risk Management, Executive Directors and Board of Directors.

The Company has implemented policies and procedures to manage such exposures and may enter into instruments of protection, as long as they are approved by the Administration Council, to mitigate the impact of these risks. Such policies and procedures include the monitoring of the Company’s levels of exposure to each market risk, the measuring of each risk including an analysis based on net accounting exposure and a forecast of future cash flows, in addition to the establishment of limits for decision making and use.

The Board of Directors has a fundamental role in the structure of financial risk management as it is responsible for the approval of the Risk Policy and for monitoring the compliance of this policy and checking the framework of the overall limits established. Furthermore, it defines the limits of tolerance to different risks identified as acceptable to the Company on behalf of its shareholders.

The Executive Board is responsible for assessing the positioning of the Company for each identified risk, according to the guidelines issued by the Board of Directors. Furthermore, it is responsible for the approval of the action plans defined for the alignment of tolerance risk

PERDIGÃO S.A. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2009 and March 31, 2008

(In thousands of Brazilian reais, unless otherwise stated)

set, performance indicators to be used in risk management, the overall limits and evaluation of suggestions for improvements in the policy.

The Committee on Financial Risk Management is responsible for implementing the Risk Policy. The Committee oversees the process of risk management, plans and notes the impact of decisions implemented, evaluates and approves hedge alternatives, tracks and monitors the level of exposure to risks and the compliance with the policy, monitors the performance of the hedge operations through reports and evaluates stress scenarios to be applied in operations, cash flow and indebtedness of the Company in accordance with the established policy.

This Risk Policy determines what the strategies to be adopted are, and Management is responsible for contracting instruments of protection (hedge) that are approved based on limits of authority. The Board of Directors, Executive Directors and Committee of Financial Risks have different levels of authority where each of them operates within the limits pre-established in the Policy.

The Policy does not authorize the Company to contract leveraged transactions in derivative markets and requires that individual hedge transactions are limited to 2.5% of the equity of the Company.

The inputs and updates of operations are recorded in operating systems, with proper segregation of duties in reconciliations with counterparties, and validated by back-office and monitored daily by the financial area.

In light of the purpose of the hedging transactions, which is reducing the risks and uncertainties which the Company is exposed, results obtained in 2008 were considered satisfactory.

On March 31, 2009, as allowed by CVM Resolution No. 566, the Company applied hedge accounting for its derivative instruments classified as cash flow hedges, as determined in its policy of financial risk management. The cash flow hedge is used to protect the exposure over the volatility on the cash flow that (i) is attributable to a particular risk associated with a recognized asset or liability or (ii) a foreseen transaction highly probable, and (iii) could affect profits and losses.

b)      Interest Rate Risk Management

Interest rate risk is the risk whereby the Company may incur economic losses due to adverse changes in interest rates, which may be caused by factors related to crisis of confidence and/or monetary policy change in domestic and foreign markets, etc. This exposure to interest rates risk relates mainly to changes in the market interest rates affecting the Company’s assets and liabilities indexed to LIBOR, TJLP (BNDES - Long-Term Interest Rates), UMBNDES or to the CDI interest rates in addition to any positions prefixed in any of indices above mentioned that may cause unrealized losses and/or realized (early settlement) arising from the determination of fair market value.

The Company’s Risk Policy does not restrict the exposure to different interest rates and does not establish limits between pre and pos fixed rates.

The primary objectives of the Risk Policy is to minimize the costs of debt service. For that, the Company monitors continually the market interest rate with the purpose of evaluating the eventual necessity of contracting derivative operations to protect itself against the volatility risk of these rates. These operations are characterized primarily by swap exchange rate

PERDIGÃO S.A. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2009 and March 31, 2008

(In thousands of Brazilian reais, unless otherwise stated)

contracts, which changes a capitalized rate to a fixed interest rate and vice-versa, and which were accounted for as hedge accounting by the Company (see item 18g).

The Company seeks to manage its short and long term debt position, maintaining a higher proportion in the long term. In addition, the Company has capitalized and fixed interest rate debt that in conjunction with the debt positions minimize exposure to risks.

The debt is indexed, essentially, to the LIBOR, Fixed Coupon (R$ e USD), TJLP and UMBNDES rates. The occurrence of adverse changes in the market that results in the increase of LIBOR, also increases the cost of capitalized rate debt and, on the other hand, the cost of fixed interest rate debt is reduced. The same consideration is also applicable to TJLP.

With respect to the Company’s investments, the principal index is the CDI on the internal market operations and Fixed Coupon (USD) on the external market operations. If an increase in the CDI occurs, the Company will have favorable results while decrease in the CDI would result in unfavorable results, although, it does not expose Company to market risks.

The following table summarizes the changes in interest rates and the impact to the Company.

Interest Risk — Fixed interest rate				Interest Risk — Capitalized interest rate
Rate	Exposure	Variation	Impact	Rate	Exposure	Variation	Impact
CDI	Aplications	+	-	CDI	Aplications	+	+
CDI	Aplications	-	+	CDI	Aplications	-	-
CDI	Liabilities	+	+	CDI	Liabilities	+	-
CDI	Liabilities	-	-	CDI	Liabilities	-	+
Libor/Coupon USD	Aplications	+	-	TJLP	Liabilities	+	-
Libor/Coupon USD	Aplications	-	+	TJLP	Liabilities	-	+
Libor/Coupon USD	Liabilities	+	+	Libor	Liabilities	+	-
Libor/Coupon USD	Liabilities	-	-	Libor	Liabilities	-	+

The recent global economic crisis caused severe reduction of international interest rates, with Libor reaching very low values as compared to its historical rates. This scenario provided a reduction in financial costs of the Company that has most of its debt capitalized interest rate at Libor.

On the other hand, the slower decline of domestic interest rate (Selic) and its consequent impact on rates of CDI, maintained financial income from investments at favorable levels.

In this sense, the results obtained with respect to the objectives proposed by the Company respect to the exposure to interest rates were achieved in 2008.

The operations inputs and updating are recorded in operating systems, with proper segregation of duties in reconciliations with counterparties, and validated by operational support area (back-office) and monitored daily by the financial area.

c)      Exchange Risk Management

Exchange rate risk is the risk that changes in foreign currency exchange rates may cause the Company to incur losses, leading to a reduction in assets or an increase in liabilities, The Company’s primary exposures to foreign currency exchange variations are those of the US dollar, Euro and Sterling Pound against the Real.

The objectives of the Company’s Risk Policy is to hedge its exposure to foreign currencies through balancing its non-Real denominated assets against its non-Real denominated liabilities, in order to protect its balance sheet, in order to protect its balance sheet, the Company hired SWAP and futures exchange transactions (BM&F) (see table below):

PERDIGÃO S.A. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2009 and March 31, 2008

(In thousands of Brazilian reais, unless otherwise stated)

Assets and liabilities denominated in foreign currencies are shown bellow:

	March 31, 2009	December 31, 2008
Cash, cash equivalents and financial investments	1,478,274	1,400,476
Contracts of exchange rates (swaps) - nominal value	661,441	826,450
Contracts for future U.S. dollars - face value	463,040	397,409
Loans and financing	(4,141,481)	(4,137,951)
Other operating assets and liabilities, net *	273,377	154,732
	(1,265,349)	(1,358,884)

Exposure in foreign currency exchange rate in R$	(1,265,349)	(1,358,884)
Exposure in foreign currency exchange rate in US$	(546,540)	(581,465)

(*) Basically refers to purchase of inventories and trade accounts payable.

In addition, the Company’s risk policy aims to protect operating income and costs that involved operations arising from commercial activities, such as estimates of exports and purchase of raw material. For this, the Company uses protection instruments, in accordance with the Risk Policy, mainly NDF operations of R$290,558 (US$125,500), where the main focus is protection of its projected flow denominated in foreign currency. The percentage protected with these operations was 18% within the scope approved by 35%.

In order to perform an active risk management and following the Risk Policy, the Company conducts daily monitoring, through reports issued by the financial area and validated by the operational support area (back office), of cash-flow needs and foreign exchange exposure. In light of extreme volatility in exchange rates in 2008, when first the USD depreciated and then ended with a considerable recovery against the Real, the strategy adopted by the Company has achieved the objectives of minimizing the effects of exchange rate movements to limit the foreign exchange exposure and mitigate the risks. Currently, according to the Company’s debt profile which is more of a long than short term, most of the financial expenses will have no immediate impact on cash.

PERDIGÃO S.A. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2009 and March 31, 2008

(In thousands of Brazilian reais, unless otherwise stated)

d)  d) Composition of Balance of Derivative Financial Instruments to Equity Protection

The position of derivatives outstanding on March 31, 2009 is as follows:

						March 31, 2009

Instrument	Object of protection	Maturity	Receiving	Payable	Counterpart of the principal value	Reference value (notional)	Market value (1)	Unrealized losses
Swap (bal cão – CETIP)	Interest Rate	July 2009	R$/TR (9.31%)	R$/CDI weighted average 93.72% of CDI)	Unibanco	11,944	(34)	35
Swap (bal cão – CETIP)	Exchange Rate	From April 2009 to August 2009	US$ (E.R.) + 2.33%	R$/CDI (100% of CDI)	Unibanco / Itaú BBA/ Santander / Votorantim /UBS/HSBC e outros	635,023	20,651	2,155
Swap (bal cão – CETIP)	Exchange Rate	From April 2009 to December 2011	US$ (E.R.) + LIBOR 6M + 3.92%	R$ (97.83% CDI)	Credit Suisse	330,750	(32,724)	(31,062)
Swap (bal cão – CETIP)	Exchange Rate	From June 2009 to September 2011	R$ (118.5% CDI)	US$ (E.R.) + 83% of CDI	HSBC	86,144	(20,962)	(3,067)
Swap (bal cão – CETIP)	Exchange Rate	From July 2009 to July 2013	US$ (E.R.) + 7%	R$ (76% CDI)	Unibanco	56,112	7,028	6,842
Swap (bal cão – CETIP)	Interest Rate (Libor)	From June 2009 to August 2013	US$ (E.R.) + LIBOR 6M + 0.83%	US$ (E.R.) + 4.13%	Santander / HSBC e outros	526,897	(29,728)	(28,685)
Swap (bal cão – CETIP)	Interest Rate (Libor)	From May 2009 to August 2012	US$ (E.R.) + LIBOR 3M + 0.50%	US$ (E.R.) + 3.96%	Santander	83,575	(6,770)	(6,448)
NDF (bal cão – CETIP)	Exchange Rate	From April 2009 to August 2009	R$/PRE (12.62%)	US$ (E.R.)	Itaú BBA/ Santander / UBS / HSBC e outros	271,868	(8,739)	2,363
Future Contracts (BM&F)	Exchange Rate	May 2009	US$ (E.R.)	R$	Finabank	463,040	(4,854)	—
							(76,132)	(57,867)

PERDIGÃO S.A. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2009 and March 31, 2008

(In thousands of Brazilian reais, unless otherwise stated)

						December 31, 2008

Instrument	Object of protection	Maturity	Receiving	Payable	Counterpart of the principal value	Reference value (notional)	Market value (1)	Unrealized losses
Swap (bal cão – CETIP)	Exchange Rate	July 2009	R$/TR (9.31%)	R$/CDI weighted average 93.72% of CDI)	Unibanco	11,944	(52)	—
Swap (bal cão – CETIP)	Exchange Rate	From January 2009 to September 2009	US$ (4.75%)	R$/CDI (100% of CDI)	ITAUBBA/ Santander/ Votorantim /UBS/HSBC and others	613,802	60,530	3,488
Swap (bal cão – CETIP)	Exchange Rate	February 2009	R$ Pré (16.09%)	US$	Santander	8,364	(2,871)	(155)
Swap (bal cão – CETIP)	Exchange Rate	From January 2009 to January 2013	US$ (E.R.) + 7%	R$ (76% of CDI)	Unibanco	56,112	5,691	6,750
Swap (bal cão – CETIP)	Exchange Rate	From March 2009 to September 2011	R$ (118.5% of CDI)	US$ (E.R.) + 83% of CDI	HSBC	86,144	(19,084)	(221)
Swap (bal cão – CETIP)	Exchange Rate	From April 2009 to December 2013	US$ + Libor 6 months + 3.61%	R$ (96.67% of CDI)	Credit Suisse	215,495	(31,573)	(29,895)
Swap (bal cão – CETIP)	Interest Rate	From February 2009 to August 2013	US$ + 4.08%	US$ (Libor + 0.62%)	Santander/ HSBC and others	554,152	(34,976)	(34,406)
NDF (bal cão – CETIP)	Exchange Rate	From January 2009 to February 2009	EUR (-1.42%)	US$ (E.R.)	Itaú BBA/ HSBC	51,147	7,682	(915)
NDF (bal cão – CETIP)	Exchange Rate	From January 2009 to June 2009	R$ (15.31%)	US$ (E.R.)	HSBC /UBS PACTUAL and others	382,881	(37,431)	7,027
NDF (bal cão – CETIP)	Exchange Rate	From February 2008 to March 2009	R$ (13.52%)	EUR (E.R.)	ITAÚBBA/UBS/ Votorantim	26,469	(5,310)	(373)
Future Contracts (BM&F)	Exchange Rate	February 2009	US$ (E.R.)	R$	Finabank	327,529	(10,107)	(10,107)
TOTAL							(67,501)	(58,807)

(1) The method of the market value assessment used by the Company is “marked-to-market” (MTM), which is to determine the future value based on the conditions employed and to determine the present value based on curves of the market, from the Bloomberg database.

The Company contracted swap operations, NDF and future contracts with the objective of minimizing the effects of changes in exchange rates and to protect against changes in interest rates.

Management believes that the results obtained with these derivative transactions are in line with the Risk Policy adopted by the Company.

PERDIGÃO S.A. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2009 and March 31, 2008

(In thousands of Brazilian reais, unless otherwise stated)

e)  Gains and Losses on Derivative Financial Instruments for Equity Protection

Gains and losses with derivative financial instruments have impacted net income and shareholders’ equity, as follows:

	Net Income	Shareholders’ equity
Protection derivatives
Interest risk	—	(62,420)
Sub total	—	(62,420)

Trading derivatives
Interest rate risks	35
Exchange risks	4,518	—
Sub total	4,553	—
Total	4,553	(62,420)

f)   Composition of Financial Instruments Balances by Category - (Except Derivatives)

	March 31, 2009				December 31, 2008
	Loans and receivables	Available for sale	Held to maturity	Total	Loans and receivables	Available for sale	Held to maturity	Total
Assets
Marketable securities	—	732,757	—	732,757	—	742,704	—	742,704
Trade accounts receivable and other receivables	1,333,276	—	—	1,333,276	1,419,147	—	—	1,419,147
Investments	—	—	1,028	1,028	—	—	2,376	2,376

Liabilities
Loans and financing in local currency	1,257,851	—	—	1,257,851	871,287	—	—	871,287
Loan and financing in foreign currency	4,065,389	—	—	4,065,389	3,232,897	—	—	3,232,897
Debentures	6,264	—	—	6,264	8,342	—	—	8,342
Total	(3,996,228)	732,757	1,028	(3,262,443)	(2,693,379)	742,704	2,376	(1,948,299)

g)  Composition of Financial Instruments Balances Designated for Cash Flow Hedge Accounting

The Company made the formal designation of its derivative cash flows financial instruments to be accounted for using hedge accounting, documenting: (i) the relationship of the hedge, (ii) the purpose and strategy risk management in taking the hedge, (iii) identification of the instrument, (iv) the covered transaction or subject, (v) the nature of the risk to be hedged, (vi) a description of the coverage, (vii) the correlation between the hedge and the object of coverage, if applicable, and (viii) the prospective demonstration of the effectiveness of hedge.

Transactions for which the Company used hedge accounting are highly likely, their cash flow

PERDIGÃO S.A. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2009 and March 31, 2008

(In thousands of Brazilian reais, unless otherwise stated)

exposure could impact profit and loss and are highly effective in covering changes in fair value or cash flow attributable to the hedged itens, consistently with the originally documented risk in the Risk Policy.

Gain or losses of the part of the effective hedge have been recorded as a separate component of equity until settlement. The impacts recorded to equity are shown below:

	Hedge	Object of			Swap Accrual Balance		Swap MTM Balance		Adjust
Counterpart	instruments	hedge	Risk protected	Maturity	Asset	Liability	Asset	Liability	Equity
Citibank	Swap contract of US$65,000 (Asset Libor 6 months +1.75%/ Liability 4.22%)	Debt of US$65,000 contracted with Banco do Brasil to the Libor 6 months interest + over libor 1.75%	Libor Post x Fixed	07.25.2012	901	(1,129)	732,131	(735,288)	(2,929)
ABN	Swap contract of US$75,000 (Asset Libor 6 months / Liability 4.06%)	Debt of US$75,000 contracted with Itaú Europa to the Libor 6 months interest + over libor 0.9%	Libor Post x Fixed	07.22.2013	391	(920)	989,890	(1,001,382)	(10,963)
HSBC	Swap contract of US$30,000 (Asset Libor 6 months +0.8%/ Liability 4.31%)	Debt of US$30,000 contracted with ABN Bank to the Libor 6 months interest + over libor 0.8%	Libor Post x Fixed	08.23.2013	78	(125)	458,937	(462,891)	(3,907)
HSBC	Swap contract of US$20,000 (Asset Libor 6 months +0.8%/ Liability 4.36%)	Debt of US$20,000 contracted with Banco ABN to the Libor 6 months interest + over libor 0.8%	Libor Post x Fixed	07.19.2013	164	(280)	307,192	(309,948)	(2,640)
SANTANDER	Swap contract of US$20,000 (Asset Libor 3 months +0.5%/ Liability 3.96%)	Debt of US$20,000 contracted with ING Bank to the Libor 3 months interest + over libor 0.5%	Libor Post x Fixed	08.10.2012	112	(255)	614,689	(617,407)	(2,575)
SANTANDER	Swap contract of US$20,000 (Asset Libor 3 months +0.5%/ Liability 3.96%)	Debt of US$20,000 contracted with ING Bank to the Libor 3 months interest + over libor 0.5%	Libor Post x Fixed	08.15.2012	96	(219)	614,318	(617,021)	(2,580)
SANTANDER	Swap contract of US$10,000 (Asset Libor 3 months +0.5%/ Liability 3.96%)	Debt of US$10,000 contracted with ING Bank to the Libor 3 months interest + over libor 0.5%	Libor Post x Fixed	08.20.2012	45	(102)	306,980	(308,329)	(1,292)
SANTANDER	Swap contract of US$30,000 (Asset Libor 6 months / Liability 3.79%)	Debt of US$30,000 contracted with ABN Bank to the Libor 6 months interest + over libor 1.45%	Libor Post x Fixed	13.02.2013	91	(190)	396,541	(400,731)	(4,091)

PERDIGÃO S.A. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2009 and March 31, 2008

(In thousands of Brazilian reais, unless otherwise stated)

SANTANDER	Swap contract of US$20,000 (Asset Libor 6 months / Liability 3.82%)	Debt of US$20,000 contracted with ABN Bank to the Libor 6 months interest + over libor 1.45%	Libor Post x Fixed	03.20.2013	20	(44)	263,644	(266,489)	(2,821)
CITI	Swap contract of US$25,000 (Asset Libor 6 months +1.65%/ Liability 4.22%)	Debt of US$25,000 contracted with ABN Bank to the Libor 6 months interest + over libor 1.65%	Libor Post x Fixed	05.10.2013	—	—	330,033	(331,368)	(1,335)
HSBC	Swap contract of US$45,000 (Ativo 118.5%CDI / Liability 83%CDI + Exchange Variation of the Principal)	Debt of US$45,000 contracted with HSBC Bank to interest of 118.5% CDI (BRL)	Libor X CDI	09.01.2011	87,088	(104,983)	22,045	(43,006)	(3,067)
UNIBANCO	Swap contract of US$35,000 (Asset 7%a.a / Liability 76%CDI)	Debt of US$35,000 contracted with Unibanco to interest of 7%aa. (USD)	Cupom USD X CDI	07.15.2013	1,197	(1,012)	23,756	(16,729)	6,842
CREDIT SUISSE	Swap contract of US$50,000 (Asset Libor 3 months + over libor 2.50% / Liability 92.5%CDI)	Debt of US$50,000 contracted with Credit Suisse Bank to the Libor 3 months interest + over libor 2.50%	Libor X CDI	12.23.2013	313	(590)	17,582	(29,736)	(11,878)
CREDIT SUISSE	Swap contract of US$100,000 (Asset Libor 3 months + over libor 4.50% / Liability 100%CDI)	Debt of US$100,000 contracted with Credit Suisse Bank to the Libor 3 months interest+ over libor 1.00% + Bail contracted with Bradesco to the 3.5% p.y. interest.	Libor X CDI	10.01.2013	1,133	(2,518)	51,856	(72,425)	(19,184)
TOTAL					91,630	(112,366)	5,129,595	(5,212,751)	(62,420)

The derivative financial instruments that do not meet the criteria required by CVM Resolution No. 566 for hedge accounting were recorded on the balance sheet at their fair value with changes in the fair value recorded to income.

The Company does not have any transaction that were previously classified as hedges and no longer are classified as such. Thus there were no impacts to income for the year.

h)  Determination of Financial Instruments Fair Value

The estimated fair value for financial instruments contracted by the Company was determined using available information in the appropriate methodologies for assessments. However, considerable judgment was required in interpreting market data to produce the estimated fair value of each transaction. As a result the estimates below do not indicate, necessarily, the amounts that would be effectively achieved at the date of settlement of the transactions.

PERDIGÃO S.A. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2009 and March 31, 2008

(In thousands of Brazilian reais, unless otherwise stated)

	Carrying value	Fair value
Cash and cash equivalent	1,070,409	1,070,409
Investments	732,757	732,757
Trade accounts receivable	1,315,340	1,315,340
Loans and financing (debts)	(5,329,463)	(5,329,463)
Trade accounts payable	(1,018,250)	(1,018,250)
Derivatives unrealized losses (Note 16)	(76,132)	(76,132)
	(3,305,339)	(3,305,339)

i)   Commodities Risk Management

In the normal course of its operations, the Company purchases commodities, mainly consisting of corn, soy meal and live hogs (- the main component of the Company’s cost).

The prices of corn and soy meal are subject to volatility resulting from weather conditions, crop yield, transportation and storage costs, governmental agricultural policies, currency exchange rates, and the fluctuations of the prices of these commodities in the international market, among other factors. The price of hogs purchased from producers is subject to market conditions and are affected by offer in the domestic market and levels of demand in the international market, among other aspects.

The Risk Policy establishes limits for the protection of purchases of corn and soybean meal, in order to reduce the impact of increased prices of these raw material. Derivative instruments can be used for that purpose or only the inventory management. Currently the Company relies only on its inventory management to protect itself from the risks associated with commodities.

As of March 31, 2009 the Company did not enter into any commodities derivatives.

j)   Principal Transactions and Future Commitments

The transactions for which the Company uses cash flow protection are from NDF operations, which sells up “forward” rate on a specific date in the future (maturity date) and whose liquidation amount is calculated by the difference between the “forward” rate sold and the rate of the day before the maturity date, multiplied by the value of the contract (notional).

PERDIGÃO S.A. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2009 and March 31, 2008

(In thousands of Brazilian reais, unless otherwise stated)

The table below shows when payments are expected to occur:

	March 31, 2009
	R$xUSD
Maturity	Notional	Average USD
April 2009	45,500	2.2706
May 2009	30,000	2.2040
June 2009	22,000	2.2407
July 2009	3,000	2.5170
August 2009	25,000	2.4045
Total	125,500

k)       Guarantees

The Company has on the BM&F, CDB and Deposit Bank, used as collateral for transactions in Future U.S. dollars contracts.

Here, we present the composition of the collateral values:

Type	March 31, 2009	December 31, 2008
CDB	50,500	24,500
Bank guarantee	25,000	38,000
	75,500	62,500

l)   Table of Sensitivity Analysis

The Company has loans and financing in foreign currency and derivative financial instruments to eliminate (or mitigate) risks incurred by the foreign exchange exposure

The table below considers three scenarios, and the probable scenario is the one adopted by the Company.

The other scenarios were defined based on the expectation of Management for the changes in the exchange rate at the expiration date of the contracts subject to foreign exchange risks. The probable scenario refers to the results from the derivative operations using the US$ Dollar rates as of March 31, 2009.

In addition to the probable scenario, CVM Instruction No. 475 requires that two other scenarios are presented with the deterioration of 25% and 50% in the exchange rates. These scenarios are presented in accordance with the regulations of the CVM.

The Company considers only the changes in foreign currency as a major risk factor, as it is the variable that is more impacted by the other variables such as interest rates, commodities, stock exchanges. Therefore, the sensitive analysis only includes variations in exchange rates.

PERDIGÃO S.A. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2009 and March 31, 2008

(In thousands of Brazilian reais, unless otherwise stated)

Operation	Risk	Probable Scenario (I)	Scenario (II) (deterioration of 25%)	Scenario (III) (deterioration of 50%)

Future	Apreciation of R$	(16,977)	99,245	215,467
NDF	Depreciation of R$	2,363	(70,065)	(142,494)
SWAP	Apreciation of R$	2,155	169,291	336,427
Cash and Cash Equivalents indexed in foreign currency	Depreciation of R$	—	262,966	524,911
Debt in foreign currency	Depreciation of R$	—	(1,058,254)	(2,112,398)
Total		(12,459)	(596,816)	(1,178,086)
Premisse	Exchange rate	2.32 (*)	2.91	3.50

(*) Note 3 z.

18.       FINANCIAL INCOME (EXPENSES) NET

	March 31, 2009	March 31, 2008
Expenses:
Interest expense	(94,081)	(80,212)
Exchange variation	17,201	(45,917)
Financial transactions tax (CPMF)	—	(1,178)
Adjustment to present value	1,998	—
Other expenses	(27,476)	(3,894)
	(102,358)	(131,201)
Income:
Interest Income	33,128	31,147
Exchange variation	21,223	44,175
Earns (losses) from translation effects of investments abroad	(39,591)	16,769
Adjustment to present value	(14,535)	—
Other income	1,817	4,581
	2,042	96,672
Net financial expense	(100,316)	(34,529)

Exchange variation represents foreign exchange gains (losses) on financial assets or liabilities, as the case may be.

PERDIGÃO S.A. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2009 and March 31, 2008

(In thousands of Brazilian reais, unless otherwise stated)

19.       INSURANCE COVERAGE

The Company has a policy of taking out insurance coverage for assets subject to risks at amounts deemed sufficient to cover claims, taking into consideration the nature of its operations. The assumptions for the risks adopted, given their nature, are not part of the scope of an audit of the financial statements and the Company’s independent auditors have not examined or reviewed them.

Subject	Type of risk	Coverage amount
Property, plant and equipment and inventories	Fire, windstorm, lightning breakage of machines, deterioration of refrigerated products, loss of profit and other risks	4,248,331

Domestic transportation	Road risk and carrier’s civil liabilities	Amounts calculated based on the registered cargo

Civil liability	Third-party claims	164,542

Credit risk	Default payments	20,009

On March 21, 2009, the Company suffered a fire that struck its unit of Rio Verde, Goiás State. The Company has insurance coverage and has being in final determination of the financial impacts. Until March 31, 2009 the Company made an estimate based on best available information and recorded a net loss of R$4,020 recorded in other operating results heading.

20.       MANAGEMENT AND EMPLOYEES PROFIT SHARING

The Company and its subsidiaries Avipal Nordeste S.A., Avipal Centro-Oeste S.A. and Avipal S.A. Alimentos entered into a collective bargaining agreement with the unions of the main categories for profit sharing for all its employees, observing previously negotiated performance indicators.

Management profit sharing complies with the provisions of the bylaws and approval of the board of directors.

21.       SUPPLEMENTAL RETIREMENT PLAN

In April 1997, Perdigão — Sociedade de Previdência Privada (“PSPP”), (a private pension foundation sponsored by Perdigão Agroindustrial S.A.), began its activities, which are to provide supplemental retirement benefits for the employees. The PSPP is a defined contribution plan.

The contributions, on average, are made on the basis of 1.5 for the sponsor and 1.0 for the participants, and the actuarial calculations are made by independent actuaries in accordance with the regulations in force.

PERDIGÃO S.A. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2009 and March 31, 2008

(In thousands of Brazilian reais, unless otherwise stated)

An independent actuary reviews the plan annually, and the most recent review occurred in December 2008.

	March 31, 2009	December 31, 2008
Number of employees – participants in the plan	15,747	16,079
Equity	136,540	128,055
Sponsor’s contributions:	1,444	6,144
Basic contribution	1,346	5,716
Past services	98	428
Commitment undertaken at the beginning of the plan, arising from past services on behalf of beneficiaries hired by the employer before the beginning of the plan	3,122	3,469
Plan assets (consisted of fixed income funds and securities, variable income funds and shares)	136,529	128,064

The contributions made by the employer not used for payment of benefits if the participant terminates the employment will be accumulated to offset future contributions of the employer. The assets presented in the balance of the reversal funds of amounts R$3,312 (R$3,073 on December 12, 2008) and was recorded as other assets.

Although the PSPP is primarily a defined contribution plan, it has a defined benefit quota, whose actuarial obligations refer to the present value of the future benefits of inactive participants, since the benefit (income for life) is fixed after the retirement date. In accordance with the AT-83 mortality table the current amount of the actuarial obligation of the PSPP which covers 45 participants is R$6,802 (44 participants and R$5,688 as of December 31, 2008).

22.       OTHER OPERATING INCOME (EXPENSES)

	March 31, 2009 (unaudited)	March 31, 2008 (unaudited)
Amortization of goodwill (1)	—	(14,503)
Other income (expenses) (2)	(21,316)	(1,410)
	(21,316)	(15,913)

(1)  Refers to the amortization of goodwill related to the acquired companies (see note 12).  From January 01, 2009 goodwill will no more longer amortized but rather tested for impairment test.

(2)  The amount of other income (expenses) relates, substantially, to some idleness cost, write-off of property, plants and equipments and obsolescence of fixed assets that are not being used in the production process.

PERDIGÃO S.A. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2009 and March 31, 2008

(In thousands of Brazilian reais, unless otherwise stated)

23.       STATEMENT OF VALUE ADDED

	March 31, 2009 (unaudited)	March 31, 2008 (unaudited)
1 – Revenues	2,873,910	2,722,042
Sales of goods and products	2,899,874	2,727,631
Other income	(21,282)	(6,489)
Allowance for doubtful accounts – (Reversal / Provision)	(4,682)	900
2 - Raw materials acquired from third parties	(2,060,537)	(1,912,521)
Costs of products and goods sold	(1,652,335)	(1,563,027)
Materials, energy, services of third parties and others	(410,918)	(345,786)
Loss / Recovery of assets values	2,716	(3,708)
3 - GROSS VALUE ADDED (1-2)	813,373	809,521
4 - RETENTIONS (DEPRECIATION, AMORTIZATION AND DEPLETION)	(119,788)	(107,786)
5 - NET VALUE ADDED (3-4)	693,585	701,735
6 - RECEIVED FROM THIRD PARTIES	2,008	96,720
Financial income	2,042	96,672
Other operating income	(34)	48

7 - ADDED VALUE TO BE DISTRIBUTED (5+6)	695,593	798,455

8 - DISTRIBUTION OF VALUE ADDED:	695,593	798,455
Payroll	330,325	296,320
Salaries	269,680	240,149
Benefits	43,203	40,829
Government Severance Indemnity Fund for Employees, Guarantee Fund for Length of Service – F.G.T.S	17,442	15,342
Taxes and contribution	472,659	305,051
Federal	320,973	164,414
State	149,682	138,363
Municipal	2,004	2,274
Capital Remuneration from third parties	118,424	145,966
Interests	102,358	130,023
Rents	16,066	15,943
Interest on own capital remuneration (dividends and interest on shareholders’ equity)	(225,815)	51,118
Retained earnings / Accumulated losses	(225,966)	51,009
Non-controlling shareholders’ participation	151	109

24.       SUBSEQUENT EVENTS

Subsequent events

Announcement of Association Agreement

a)              On May 19, 2009, the Boards of Directors of PERDIGÃO S.A. (“PERDIGÃO”) and SADIA S.A. (“SADIA”) and, together with PERDIGÃO, the “Companies” informed their shareholders and the market that an association agreement (“Association Agreement”) was executed by and between both listed companies and the holding company HFF Participações S.A. (“HFF”), which will hold the majority of common shares issued by SADIA, in order to allow, by means of the successive transactions described below, the business combination of PERDIGÃO and SADIA (“Business Combination”).

The Business Combination will result in the formation of BRF — Brasil Foods S.A. (“BRF”), with head offices in the city of Itajaí, Santa Catarina. The steps for the implementation of the Business Combination are described below.

The execution of the Association Agreement was approved by the Boards of Directors of the Companies and its terms will be submitted for the adhesion of the shareholders of SADIA, which will become the shareholders of HFF (“HFF Adhering Shareholders”) and the common shareholders of PERDIGÃO that are signatories of the PERDIGÃO Voting Agreement (“PERDIGÃO Adhering Shareholders”).

The effectiveness of certain obligations set forth under the Association Agreement shall be subject to: (i) the adhesion by the PERDIGÃO Adhering Shareholders; (ii) the adhesion by the holders of more than 51% of SADIA’s common shares, which will contribute such shares to the capital stock of HFF; and (iii) indication to PERDIGÃO, until the date of the Share Merger of HFF, of the group of SADIA Adhering Shareholders who will be obliged to acquire directly or indirectly, the shares issued by Concórdia Financeira (a subsidiary of Sadia which will not be part of the Business Combination) .

The Association Agreement was executed on June 3, 2009 .

The Association will comprise:

•                  the change of the corporate name of PERDIGÃO to BRF and the incorporation of the shares issued by HFF by BRF;

•                  the corporate restructuring of BRF, SADIA and HFF; and

•                  the acquisition of shares issued by SADIA by BRF.

The merger of the shares issued by HFF into BRF will be subject to (i) the sale by SADIA, upon the approval by the competent corporate bodies, of the totality of the shares issued by Concórdia Holding Financeira S.A., a company controlled by SADIA that, in turn, controls SADIA’s subsidiaries Banco Concórdia S.A. and Concórdia S.A. – Corretora de Valores Mobiliários, Câmbio e Commodities, to a holding company controlled by the current controlling shareholders of SADIA; (ii) HFF being the holder of more than 51% of the common shares issued by SADIA.

As previously mentioned, in connection with the Business Combination, the corporate name of PERDIGÃO will be changed to BRF - Brasil Foods S.A. (“BRF”).

The By-Laws of PERDIGÃO will also be amended to provide for: (i) 11 directors as the maximum number of members of the Board of Directors of the company; and (ii) a co-chairman structure for the Board of Directors of the company. By the same corporate act, the shareholders are to approve the election of three new members of the Board of Directors, appointed by the shareholders of HFF, one of whom will be the co-chairman of the Board of Directors of the company until the Ordinary Shareholders Meeting of BRF (Assembléia Geral Ordinária) to be held in 2011.

Simultaneously with the amendments to PERDIGÃO’s By-Laws, the By-Laws of SADIA will be amended in order to increase the maximum number of its Board of Directors to 12 members. By the same corporate act, the shareholders are to approve the creation of a co-chairman structure in the Board of Directors of the company and are to approve the substitution of some of the current members of the Board of Directors, in order to assure that such body is composed of the same persons which will be elected for the Board of Directors of BRF, being one of them the Co-Chairman of the Board of Directors. The representative elected by the holders of preferred shares at the Ordinary Shareholders Meeting held on April 27, 2009 shall remain in office.

Subsequently, there is to be a merger of shares issued by SADIA into BRF, for which the applicable share exchange ratio will be 0.132998 common share of BRF for each common and preferred share of SADIA. This share exchange ratio is to be confirmed by the Special Committees of each of the companies, convened in accordance with the provisions of CVM’s Parecer de Orientação No. 35/08. On the date of the share merger, the dissident shareholders of common shares of SADIA will have the right to withdraw from such company, as established by law.

The shares of BRF will continue to be listed on the Novo Mercado of BM&F BOVESPA, and American Depositary Receipts (“ADRs”) representing such shares will continue to be traded on the New York Stock Exchange (“NYSE”). The ADRs of SADIA will be converted into ADRs of BRF on the Share Merger of SADIA into BRF, in the proportion equivalent to the merger of the preferred shares.

In addition, BRF intends to carry out a public offering of common shares to raise funds in an estimated amount of R$4 billion. BRF will use its best efforts to assure the priority in the allocation of the shares to all of PERDIGÃO/BRF’s shareholders and, if the Share Merger of SADIA into BRF is not concluded, to all of SADIA’s shareholders (in the latter event, up to the stake that they would have been allocated in BRF if the Share Merger of SADIA into BRF had already occurred).

The Business Combination will be submitted for approval by the Brazilian Antitrust authorities (Administrative Council for Economic Defense - CADE; Secretariat of Economic Law - SDE; and Secretariat for Economic Monitoring - SEAE).

The implementation of the Business Combination will also depend on the submission of the transaction to the Antitrust Authorities of other jurisdictions, to the extent required by applicable law, by virtue of the conduct of businesses between the Companies.

b)             On July 8, 2009, it was held the extraordinary general shareholders’ meeting, which approved the matters related to the business combination.

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